Bingham McCutchen LLP
150 Federal Street
Boston, MA 02460
July 29, 2005
VIA EDGAR
Laura E. Hatch
Staff Accountant
Division of Investment Management
United States Securities and
Exchange Commission
450 5th Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re:	CRM Mutual Fund Trust Combined Registration Statement/Proxy Statement on Form N-14 filed on July 28, 2005 (File Nos. 333-123998 and 811-21749)
Dear Ms. Hatch:
     Pursuant to Rule 477 under the Securities Act of 1933, as amended, please accept this letter as a request for the Commission’s consent to the withdrawal of the Combined Registration Statement/Proxy Statement on Form N-14 of CRM Mutual Fund Trust filed on July 28, 2005 (the “Combined Registration Statement/Proxy Statement”). This filing was inadvertently made under File No. 333-123998. The filing should have been made under File No. 333-126232, which was made on July 29, 2005 (Accession No. 0000893220-05-001759).
     The Registrant hereby requests that an order be issued granting its request for withdrawal of the Combined Registration Statement/Proxy Statement as soon as is practicable.
     Please do not hesitate to contact me at 617-951-8029 if you have any questions or require additional information.

Very truly yours,
/s/ Michelle Cirillo

     Please note that an identical letter requesting the Commission’s consent to the withdrawal of the Combined Registration Statement/Proxy Statement was inadvertently filed under File No. 333-126232 (Accession No. 0000893220-05-001758). We would appreciate it if you would please disregard such request for withdrawal letter.